UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

PFG Fund V, LLC

(Exact name of issuer as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

Pine Financial Group, Inc.

10288 W Chatfield Ave, Suite 200, Littleton, CO 80127

303-835-4445

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

85-2725801

(I.R.S. Employer Identification Number)

Debt

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of PFG Fund V, LLC, a Colorado limited liability company, contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the PFG Fund V, LLC Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to PFG Fund V, LLC, a Colorado limited liability company.

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado and Minnesota as the Company’s operations expand, loans may be made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party.

The Company filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on January 15, 2021, which offering statement was qualified by the SEC on June 3, 2021. Pursuant to the Offering Statement, we offered, on a “best-efforts” basis up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the “Notes”) of PFG Fund V. Proceeds from the sale of the Notes was used to make and originate loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota.

2

As of June 30, 2026, and December 31, 2025 the Company has 349 and 341 investors, respectively. The notes have terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. As of June 30, 2026, outstanding promissory notes and interest payable totaled $45,424,470 and $44,718,645 respectively. The promissory notes mature 60 months from the date of issue. The cash generated by these Note sales is utilized to originate loans secured by interests in real property.

As of June 30, 2026, the Company has one line of credit with one financial institution from which the Company may receive advances up to a maximum of $40,000,000.00 based on the Company’s underlying collateral. As of June 30, 2026, the interest rate amounted to 8.17%. The agreement contains certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. The covenants have not been assessed as part of the financial statements.

As of June 30, 2026, the Company held mortgage loans receivable consisting of notes to individuals, limited liability companies, and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 13.4% per annum. These notes have original maturity dates through June 2027.  As of June 30, 2026, mortgage loans receivable and interest receivable totaled $69,903,683 and $74,813,436 respectively. Unfunded commitments were $5,301,102 as of June 30, 2026.

All of the pledged mortgage loans receivable are collateral for the line of credit. Of the total mortgage loans receivable of $69,903,683 as of June 30, 2026, $69,903,683 will mature in the next 12 months. As of June 30, 2026, there were no loan modifications other than extensions.

We are managed by our Manager, Pine Financial Group, Inc, a Colorado Corporation. We do not have any employees. We rely on the employees of our Manager, for the day-to-day operation of our business. As of the end of the reporting period of June 30, 2026, the following recent developments regarding the real estate markets in which we participate might have an impact on our business operation: Increased inflation, labor shortages, increased time to sell, and global supply chain weakness, raising interest rates, housing sector disruptions. There have been no recent developments regarding the composition of our lending competition, material agreements entered into by the Company, or any other material change which impacted our business operations.

Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors. We deploy most of the capital to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $10,000.00, but may accept subscriptions for less or greater amounts at the discretion of our Manager. Therefore, purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

3

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Notes. However, our ability to finance our operations is subject to some uncertainties, such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Trend Information

Recent economic trends and developments may have adverse impacts on the Company and its operations, including, without limitation, historically high inflation, rising interest rates, increased costs of materials and construction, inflated property values, and rapidly fluctuating real-estate markets, low supply of housing stock, tight labor markets, and rising wages.

With the exception of the foregoing, there currently are no other events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results.

Despite the current economic and market trends, we expect PFG Fund V, LLC to continue to grow its debt obligation as we sell more Notes and increase its assets based on loans originated as outlined in the Offering.

Item 2. Other Information

None.

Item 3. Financial Statements

4

PFG Fund V, LLC

Consolidated Financial Statements - Unaudited

June 30, 2026

PFG Fund V, LLC

Consolidated Financial Statements - unaudited

6-month Period Ended June 30, 2026, and 2025

PFG FUND V, LLC

CONSOLIDATED BALANCE SHEETS- UNAUDITED

June 30, 2026 and December 31, 2025

	6/30/2026	12/31/2025

ASSETS
Assets:
Cash	$1,598,128	$4,462,247
Interest Receivable	864,729	815,268
Mortgage Loans Receivable, Net	69,863,167	74,772,920
Real Estate Owned (REO)	7,078,771	4,459,000
Due From Related Parties	25,373	—
Other Receivable	35,862	78,627

Total Assets	$79,466,030	$84,588,062

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Accounts Payable	$5,850	$—
Interest Payable	362,137	406,591
Lines of Credit	31,924,451	38,494,451
Loan Funding Payable	356,500	—
Investor Promissory Notes	45,424,470	44,718,645
Due to Related Parties	—	127,162

Total Liabilities	78,073,408	83,746,849

Member’s Equity	1,392,622	841,213

Total Liabilities and Member’s Equity	$79,466,030	$84,588,062

See Notes to Consolidated Financial Statements

PFG FUND V, LLC

CONSOLIDATED STATEMENTS OF INCOME - UNAUDITED

Six Month Period from January 1 to June 30, 2026 and 2025

	6-month Period Ended
	6/30/2026	6/30/2025
Revenue
Interest and Fee Income	$4,256,584	$3,606,482

Total Revenue	4,256,583	3,606,482

Expenses
Investor Interest Expense	1,789,258	1,515,444
Interest Expense - Borrowings	1,438,958	1,280,797
Other Financial Charges/Fees	2,383	12,101
REO Holding Expenses	355,776	5,011
Bank Service Charges	—	30
Legal and Professional Fees	118,800	35,630

Total Expenses	3,705,175	2,849,013

Net Income	$551,409	$757,469

See Notes to Consolidated Financial Statements

PFG FUND V, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY - UNAUDITED

Six Month Period from January 1 to June 30, 2026 and 2025

	Member’s Equity		Retained	Total
	Unit	Amount	Earnings	Member’s Equity

Balance at January 1, 2025	2	$1,201,250	$252,013	$1,453,263

Issuance of Units	—	—	—	—

Redemption/Distribution	—	(360,037)	(1,702,226)	(2,062,263)

Net Income	—	—	757,469	757,469

Balance at June 30, 2025	2	841,213	(692,744)	148,469

Issuance of Units	—	—	—	—

Distributions	—	—	—	—

Net Income	—	—	692,744	692,744

Balance at December 31, 2025	2	841,213	0	841,213

Issuance of Units	—	—	—	—

Distributions	—	—	—	—

Net Income	—	—	551,408	551,408

Balance at June 30, 2026	2	$841,213	$551,409	$1,392,622

See Notes to Consolidated Financial Statements

PFG FUND V, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Month Period from January 1 to June 30, 2025 and 2024

	6-month Period Ended
	6/30/2026	6/30/2025
Cash Flows From Operating Activities:
Net Income	$551,409	$757,469

Changes in operating Assets and Liabilities
Interest Receivable	(49,461)	334,444
Other Receivable	42,765	—
Interest Payable	(44,454)	188,071
Accounts Payable	5,850	—
Due to Related Parties	(152,535)	(52,222)

Net Cash Provided by Operating Activities	353,573	1,227,762

Cash Flows From Investing Activities:
Mortgage Loans Issued	(35,043,771)	(26,036,926)
Mortgage Loans Payoffs	37,750,325	24,501,078
Real Estate Owned (REO)	(60,071)	—

Net Cash Provided by (Used in) Investing Activities	2,646,483	(1,535,848)

Cash Flows From Financing Activities:
Repayment of Lines of Credit	(6,570,000)	(1,050,000)
Repayment of Notes Payable	—	(2,000,000)
Borrowings from Promissory Notes	4,498,388	8,088,394
Repayment of Promissory Notes	(3,792,562)	(2,501,726)
Redemption/Distributions to Member, Net	—	(2,062,263)

Net Cash Provided by (Used in) Financing Activities	(5,864,174)	474,405

Net Increase (Decrease) in Cash	(2,864,118)	166,318

Cash - Beginning of Period	4,462,247	3,393,121

Cash - End of Period	$1,598,129	$3,559,439

Supplemental Cash flow information:
Cash Paid For:
Interest Expense	$3,272,670	$2,638,941
Taxes	$—	$—

Supplemental disclosure of noncash investing activities:
Foreclosure on REO Properties	$2,559,700	—

See Notes to Consolidated Financial Statements

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

PFG FUND V, LLC. (“PFG V”) was incorporated on August 26, 2020, in Colorado. The Company’s fiscal year end is December 31. The Company investment objective is to generate passive income and seeks to achieve its investment objective primarily by originating mortgages secured by real estate properties. The core geographic regions for the underlying collateral are Colorado, Minnesota, Wisconsin, and Washington D.C. The loans are typically first lien senior secured loans.

PFG Fund V SPV, LLC (“PFG V SPV”) was formed on October 18, 2022 in the State of Colorado to provide a certain warehouse lender with access to mortgage notes used as collateral for related borrowings in the event of insolvency of PFG V. Pursuant to the Limited Liability Company Agreement of PFG V SPV, PFG V is the sole member. The accompanying consolidated financial statements include the accounts of PFG V and its subsidiary PFG V SPV, (collectively, the “Company”).

Manager

The Company is managed by Pine Financial Group, Inc. (the “Manager”), a Colorado Corporation. The Manager is in complete control of the Company’s business. The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s consolidated financial position and results of operations would likely be different without this relationship with the Manager.

Term of the Company

The Company will continue indefinitely until dissolved pursuant to the operating agreement, the sale of substantially all the assets of the Company, any event that makes the Company ineligible to conduct its activities, or otherwise by operation of law.

Promissory Notes

The Company offers up to a maximum of $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to offer the notes directly to investors and not through registered broker-dealers who are paid commission. The Company has set a minimum investment threshold of $10,000 but may accept subscriptions for less at the discretion of the Manager.

As of June 30, 2026, and December 31, 2025, investor promissory notes were outstanding $45,424,470 and $44,718,645, respectively.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

Promissory Notes (Continued)

The Notes are non-negotiable offered with a minimum term of 60 months from the dates of issue, with a fixed annual interest rate of 8%. A noteholder may request redemption of its Note with 90 days’ notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the noteholder will be paid an amount equal to the unpaid principal balance of the Note plus any accrued interest through the date of redemption.

Redemption requests are processed within 90 days, in accordance with the offering documents. As of June 30, 2026, and December 31, 2025, there were no requests for redemption outstanding.

The Note is subject to continuous and automatic renewal and extension of the term for 60-month periods. The noteholder must provide written notice to the Company demanding repayment of the Note 90 days or more prior to the maturity date of the Note. If notice is not provided, the Note automatically renews for a subsequent 60-month term.

Distributions

The Company provides quarterly statements of account to the Noteholders and distributes or reinvests amounts equal to accrued and unpaid interest once per month on the first business day of each month.

Manager Compensation

The Manager is entitled to all Company profits. Profits include all Company revenue minus all Company expenses to include noteholder interest. The Manager has sole voting rights. The Manager is also entitled to compensation, including a per loan administration fee of $995, an origination fee ranging between 2 – 4% of the loan principal amount and reasonable inspection fees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reflect all significant receivables, payables, and other liabilities.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are carried at outstanding unpaid principal balance, less an allowance for credit losses. The loans have varying contractual terms, typically ranging between 9 and 12 months, with no prepayment penalties. The Manager may make loan modifications and extensions as needed. The loans are interest only with a balloon principal payment payable at maturity.

The Company will not recognize interest income on loans once they are determined to be impaired until the delinquent interest is collected in cash. An impaired loan will be reported as being in non-accrual status if any of the following conditions are met:

●	It is probable that the Company will be unable to collect all amounts due per the contractual terms.

●	Principal and/or interest has been in default for a period of 60 days or more. Payment defaults are defined as any non-payment of interest, principal (repayment at maturity), or late fees that are contractually due per the underlying credit documents and such non-payment arises to an Event of Default (as defined in the credit agreement), subject to any applicable grace periods and amendment or modification of payment terms that are extended as of the reporting date. The default date is defined as the date in which the Company sends the borrower the respective demand letter.

Upon classification as non-accrual, the Company ceases accruing interest. Previously recognized interest income that was accrued, but not collected from the borrower, is reversed against interest income, unless the terms of the loan agreement permit capitalization of accrued interest to the principal balance.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses

The allowance for credit losses required under ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”) reflects management’s current estimate of expected credit losses related to the loan portfolio. Changes to the allowance for credit losses are recognized through a provision for or reversal of credit losses on the consolidated Statements of Income. The allowance for credit losses is based on relevant information about past events, including historical loss experience, the current loan portfolio, market conditions and reasonable and supportable forecasts for the duration of each loan.

The Company generally invests in short-term, non-amortizing mortgages to real estate investors. In order to estimate expected credit losses in the portfolio, management stratifies the loan portfolio into loan pools based on the geographic location of the underlying collateral and similar risk characteristics. The loans typically fund projects that add value through renovations to increase the equity and resale value of the property. Substantially all the loans within the portfolio were originated between 2021 and 2026.

Management analyzed its historical track record for loans originated and default history from the inception of Pine Financial Group in 2008 through June 30, 2026 in assessing the Company’s allowance for credit losses. Because Pine Financial Group applies consistent underwriting standards across all loans, regardless of the Fund providing the capital, management believes it is appropriate to evaluate cumulative historical losses across the entire loan portfolio. In its assessment, management considered the consistency of the underwriting standards applied through the historical period, changes in the nature and volume of the portfolio in terms of loans, and changes in the experience of the underwriting team and relevant staff in analyzing the historical losses incurred in the context of the current portfolio.

Management stratified the loan portfolio into Portfolio Segments (i.e. geographic region) and Class of Financing Receivable (i.e. loan type) in order to analyze the loan portfolio and determine the allowance. Management considered all loans that Pine Financial Group has foreclosed on or taken a deed in lieu on in its analysis of historical losses. In analyzing the historical loss rate, defined as the product of the probability of default and loss given default, for the relevant Portfolio Segments and Classes of Financing Receivables in the Company’s loan portfolio as of June 30, 2026, the only Portfolio Segment and Class of Financing Receivable that has incurred a historical loss is construction loans with collateral in Minnesota. None of the other loan pools held by the Company had a corresponding historical loss rate as of June 30, 2026.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses (Continued)

As of June 30, 2026, the historical lifetime credit loss rate (i.e., the product of the probability of default and the loss given default for each loan pool) for residential and commercial construction loans located in Minnesota is 0.65%. At December 31, 2025, the loss rate amounted to 0.73%. Based on the June 30, 2026, loan amount for the construction loans located in Minnesota ($4,553,000), the Company calculated an allowance for current expected credit losses of $29,707. As of December 31, 2025, the allowance for current expected credit losses amounted to $19,345, based on a loan amount for the construction loans located in Minnesota of $2,650,000.

	6/30/2026	12/31/2025
Minnesota Construction Loans	$4,553,000	$2,650,000
Loss Rate	0.765%	0.73%
Allowance for Expected Credit Losses	29,707	19,345

As it relates to reasonable forecasts, management continually reviews the general market conditions of the areas in which the Company has exposure. After reviewing the market conditions and remaining duration of the loan portfolio, the Company determined based on the increased volume of the portfolio to make an adjustment to the quantitative computation of the allowance for current expected credit losses for qualitative factors of $10,809 and $21,171 at June 30, 2026 and December 31, 2025, respectively. Total allowance for expected credit losses at June 30, 2026 and December 31, 2025, amounts to $40,516.

The Company has elected not to measure an allowance for credit losses for accrued interest receivables since it writes off the uncollectible accrued interest receivable balance by reversing interest income in a timely manner (on a quarterly basis). At June 30, 2026 and December 31, 2025, the Company reversed $206,287.70 and $155,109 in accrued interest, respectively.

Allowance for Credit Losses

The allowance for credit losses consisted of the following activity for the periods ending June 30, 2026, and June 30,2025

	6/30/2026	6/30/2025
Beginning Balance	$40,516	$40,516
Provision for Credit Losses	—	—
Ending Balance	$40,516	$40,516

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mortgage Loan Participations

The Company periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned. Sold participations that do not qualify as a sale are recorded as a secured borrowing and are paid down consistent with the payment terms of the corresponding mortgage loan receivable.

Real Estate Owned

Properties that are foreclosed and converted as REOs are classified as held for sale and are valued at the fair value of the property less the estimated costs to sell. This value becomes the new cost basis of the property. The amount by which the recorded amount of the loan exceeds the new cost basis is recorded to the allowance for credit losses.

Subsequent declines in fair value below the initial cost basis are recorded through the use of a valuation allowance with a charge to net gains (losses) on sales of REO. The expenses of operating and maintaining the property are included in REO holding expenses. Costs incurred to complete construction are capitalized, however, the recorded balance of the REO will not exceed the “as-completed” fair value, less estimated costs to sell.

As of June 30, 2026, and December 31, 2025, the Company held $7,078,771 and $4,459,000 of real estate owned.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over transferred assets through an agreement to repurchase them before their maturity.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Fee income, including late fees, is recognized as revenue when collected due to the uncertainty in the probability of the fees being collected and the timing of when the fees will be collected. Fee income is included in interest income and is nominal.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

The Company follows Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active market); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the period ending June 30, 2026, and December 31, 2025, there were no changes to the valuation techniques that had, or are expected to have, a material impact on the Company’s financial position or results of operations.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments (Continued)

The fair value of the REO property is established in one of several ways.

●	The winning bid or auction price at a foreclosure action, a public trustee sale, or sheriff’s sale, depending on the state in which the property is in.

●	The outstanding principal balance at the time of foreclosure.

●	Any consideration received or paid in a deed in lieu of foreclosure will be considered.

●	The after-repair value per independent appraisal depending on the state of the property and completion of any rehabilitation or construction originally documented in the borrower’s scope of work.

The valuation should be consistent with the price that a market participant will pay to purchase the property at the measurement date in its as-is condition.

As of June 30, 2026 and December 31, 2025, the only assets with a fair market value measurement were REOs. The fair market value measurement was the principal balance at the time of foreclosure for each property. There were no liabilities with recurring or non-recurring fair value measurements.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code and a similar section of the state code. Therefore, neither a provision nor a liability for federal income taxes have been included in these consolidated financial statements. The Company has evaluated its current tax positions and has concluded that as of June 30, 2026, and December 31, 2025, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state, and local governmental authorities. As of June 30, 2026, and December 31, 2025, there were 3 years open to examination by the Internal Revenue Service or state and local governmental authorities.

To the extent penalties and interest are incurred through the examinations, they are included in the other expenses in consolidated Statements of Income.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in financial institutions that are members of the Federal Deposit Insurance Corporation. As such, funds are insured based on Federal Reserve limits. The Company has not experienced any losses in the past, and Company management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances might exceed insured amounts.

NOTE 4 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consists of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 13.40% per annum. These notes have original maturity dates through December 2027.

Unfunded commitments were $5,301,102 and $8,647,761 as of June 30, 2026, and December 31, 2025, respectively. These unfunded commitments will be funded by a combination of additional investor promissory notes, reinvestment of monthly interest distributions, repayment of principal on current loans and draws on the Company’s line of credit.

As of June 30, 2026, the Company has eleven delinquent and impaired loans with a combined principal amount of $7,513,497, for which normal foreclosure proceedings were in process.

As of December 31, 2025, the Company has five delinquent and impaired loans with a combined principal amount of $3,760,950, for which foreclosure proceedings were in process.

All mortgage loans receivable are collateral for the line of credit and the note payable. As of June 30, 2026, and December 31, 2025, there were no loan modifications other than for extensions and lender placed insurance. Mortgage Loans receivable consists of the following as of June 30, 2026 and December 31, 2025:

	6/30/2026	12/31/2025
Mortgage loans receivable	69,903,683	74,813,436
Allowance for Credit Losses	(40,516)	(40,516)
Total Mortgage loan receivable	69,863,167	74,772,920

Loan characteristics

The following table provides information about the outstanding loans portfolio as of June 30, 2026, and December 31, 2025:

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

	6/30/2026	12/31/2025
Number of secured loans	85	93
Secured loans – maximum credit exposure	$69,903,683	$74,813,436
Secured loans – lowest interest rate (fixed)	10.00%	10.00%
Secured loans – highest interest rate (fixed)	13.40%	13.40%
Average secured loan – principal	$822,396	$804,446
Average principal as percent of total principal	1.18%	1.08%
Average principal as percent of promissory notes	1.81%	1.80%
Average principal as percent of total assets	1.03%	0.95%
Largest secured loan – principal	$5,103,900	$5,103,900
Largest principal as percent of total principal	7.30%	6.82%
Largest principal as percent of promissory notes	11.24%	11.41%
Largest principal as percent of total assets	6.42%	6.03%

Lien position

Secured loans had the lien positions in the following table as of June 30, 2026, and December 31, 2025:

	6/30/2026			12/31/2025
	Loans	Principal	Percent	Loans	Principal	Percent
First trust deeds	85	$69,903,683	100%	93	$74,813,436	100%
Total principal, secured loans	85	$69,903,683	100%	93	$74,813,436	100%

Property type

Secured loans summarized by property type are presented in the following table.

	6/30/2026			12/31/2025
	Loans	Principal	Percent	Loans	Principal	Percent
Residential	75	$54,838,388	78.45%	85	$63,063,435	84.29%
Construction	8	9,541,985	13.65%	13	13,580,850	18.15%
Non-Construction	67	45,296,404	64.80%	72	49,482,585	66.14%

Commercial	7	$10,983,319	15.71%	7	$11,213,750	14.99%
Construction	3	3,494,073	5.00%	4	4,435,700	5.93%
Non-Construction	4	7,489,246	10.71%	3	6,778,050	9.06%

Land	2	$3,545,725	5.07%	—	$—	—
Construction	1	409,000	0.59
Non-Construction	1	3,136,725	4.49%

Other	1	$536,250	0.77%	1	$536,251	0.72%

Total Principal Secured Loans	85	$69,903,683	100.00%	93	$74,813,436	100.00%

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table as of June 30, 2026

	Loans	Principal	Percent
2026	67	$58,314,073	81.71%
2027	15	10,354,360	18.29%
Total principal, secured loans	82	$68,668,433	100.00%

Excluded from the above table are 3 loans that had maturity dates before June 30, 2026, totaling $1,235,250. Out of these loans, two totaling $1,201,250 were already in the foreclosure process. The third loan with a principal balance of $34,000 is still open until an issue with the title is resolved.

Distribution by States and Counties

The distribution of secured loans by counties is presented in the following table.

	6/30/2026		12/31/2025
	Principal	Percent	Principal	Percent
Colorado	$32,695,693	46.77%	$41,388,368	55.32%
DC	9,998,760	14.30%	9,019,104	12.06%
Florida	—	0.00%	—	0.00%
Iowa	3,200,000	4.58%	3,200,000	4.28%
Maryland	2,044,774	2.93%	1,707,500	2.28%
Minnesota	17,292,780	24.74%	17,976,714	24.03%
Wisconsin	1,393,550	1.99%	860,250	1.15%
Virginia	3,278,125	4.69%	661,500	0.88%
Total Principal, secured Loans	$69,903,683	100.00%	$74,813,436	100.00%

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar liquidation transaction. In addition to delinquency rates, the current estimated loan-to-after repair value (LT-ARV) ratio is an indicator of the potential loss severity in the event of default. Additionally, LT-ARV ratios can provide insight into a borrower’s continued willingness to pay, as the delinquency rate of high LT-ARV loans tends to be greater than that for loans where the borrower has equity in the collateral. As of June 30, 2026, the LT-ARV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 2.69% and 90.98%. As of December 31, 2025, the LT-ARV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 3.04% and 78.40%.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Mortgage Loans Receivable Delinquencies

The table below presents an analysis of the mortgage loans by payment-delinquency status as of June 30, 2026, and December 31, 2025.

Aging	0 – 30 days	31 - 60 days	61 - 90 days	91 - 120 days	Over 120 days	Total Past Due
2025 Portfolio in $	—	—	—	—	3,760,950	3,760,950
2026 Portfolio in $	—	—	—	—	7,513,497	7,513,497

As of June 30, 2026, ten loans with amortized costs basis totaling $7,513,497 are in non-accrual status and do not have a related allowance for credit losses. As of December 31, 2025, five loans with amortized cost basis totaling $3,760,950 are in a non-accrual status and do not have a related allowance for credit losses. The amount of interest income received on these loans during the year ended June 30, 2026 and December 31, 2025, was $123,988.04 and $99,315 respectively.

NOTE 5 - LINES OF CREDIT

As of June 30, 2026, and December 31, 2025, the Company has a line of credit with a financial institution and can receive advances under the agreements up to a maximum of $40,000,000 based on the Company’s underlying collateral. The line of credit is interest payment only at variable floating interest rates. The line of credit has a maturity date of November 5, 2028. As of June 30, 2026, and December 31, 2025, the line of credit interest rates amounted to 7.47% and 7.723%, respectively.

The agreements contain certain financial covenants concerning the minimum interest coverage ratio and minimum net worth requirements, which need to be met by the Company alone or combined with a related party. As of June 30, 2026, and December 31, 2025, the Company was compliant with all covenant requirements.

NOTE 6 - INVESTOR PROMISSORY NOTES

At June 30, 2026, and December 31, 2025, the Company has 349 and 341 investors, respectively.

As of June 30, 2026, and the year ending December 31, 2025, outstanding promissory notes and interest expense are as follows:

	6/30/2026	12/31/2025
Investor Promissory Notes	$45,424,470	$44,718,645
Investor Interest Payable	136,742	149,242
Investor Interest Expense	1,789,258	3,254,669

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager.

Manager Distributions

The Manager received $0 and $2,062,263 in distributions for the period ending June 30, 2026 and December 31, 2025, respectively, in accordance with the terms of the operating agreement. Distributions are made at the sole discretion of the Manager on a pro-rata basis. The Manager on the Company’s behalf may execute and deliver (i) any and all contracts, conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company’s assets. There were no issuances for the period ending June 30, 2026 and December 31, 2025.

Related Party Promissory Notes

As of June 30, 2026, and December 31, 2025, KDA holdings, LLC, an entity related to the Manager, holds $1,392,771 and $2,872,771, respectively in promissory notes with an original term of 60 months, bearing 8% interest per annum which is consistent with promissory notes issued to non-related parties. These amounts are included in the investor promissory notes as presented on the Balance Sheet. The total interest expense for the period ending June 30, 2026 and December 31, 2025 for this promissory note was $58,199 and $192,298, respectively.

Other Related Party Transactions

During the period ended June 30, 2026, the Company purchased eleven loans at par value totaling $8,888,867.50 and sold 8 loans at par value totaling $14,155,208. A summary of notes purchased and sold are as follows:

	June 30, 2026		June 30, 2026
	Notes Sold		Notes Purchased
Entity	Principal	# of Loans	Principal	# of Loans
Fund VI	4,088,000	2	4,676,700	9
Fund VII	-10,067,208	6	4,212,167.50	2
Total	$14,155,208	8	$8,888,867.50	11

During the year ended December 31, 2025, the Company purchased twenty-one loans at par value totaling $8,080,835 and sold seven loans totaling $8,220,100 at par value. A summary of notes purchased and sold are as follows:

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 7 - RELATED PARTY TRANSACTIONS (CONTINUED)

	2025		2025
	Notes Sold		Notes Purchased
Entity	Principal	# of Loans	Principal	# of Loans
Fund II	1,622,500	3	1,064,000	2
Fund IV	1,947,600	1		0
Fund VI	4,650,000	3	3,859,335	15
Fund VII	—	0	3,157,500	4
Total	$8,220,100	7	$8,080,835	21

Due to Related Parties

As of June 30, 2026, and December 31, 2025, $0 and $127,162, respectively, were payable to another related entity for loan, audit, legal and lender placed insurance fees paid on behalf of the Company. The affiliate entities were reimbursed for the expenses soon after the year end.

As of June 30, 2026, and December 31, 2025, $25,373 and $0 were due from a related entity for lender placed insurance paid for by the Fund and reimbursed by the borrower.

NOTE 8 - COMMITMENTS AND CONTINGENCIES, OTHER THAN LOAN COMMITMENTS

Commitments

As of June 30, 2026 and December 31, 2025, the Company has unfunded commitments of $5,301,102 and of $8,647,761 respectively, as disclosed in Note 4.

Legal Proceedings

As of June 30, 2026, the Company was not involved in any legal proceedings other than those that would be considered part of the normal course of business as discussed below.

In the normal course of business, the Company may become involved in legal proceedings (such as bankruptcy proceedings, judicial foreclosures, etc.) to collect the debt owed under the promissory notes, to enforce the provisions of the deeds of trust, to protect its interest in the real property subject to the deeds of trust and to resolve disputes with borrowers.

In the opinion of the Company’s management, any outcome is expected to be not significant to the financial position and results of operations.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2026, and 2025

NOTE 9 - RISKS AND UNCERTAINTIES

Default Risk

In the normal course of business, the Company is exposed to default risk related to its mortgage loans. In the event a borrower defaults on a Company loan, the Company has the ability to foreclose on the mortgage collateral and subsequently complete any remaining rehabilitation or construction prior to selling and exiting the real estate owned. Any properties owned by the Company are reported as Real Estate Owned on the consolidated balance sheet.

Operating Risk

The Company may be influenced by the current macro-economic environment with rising interest rates and inflation, which may impact origination volume, margins and financing operations, the consequences of which cannot be readily determined but may impact the borrower’s ability to pay off a loan as the Company’s ability to meet future obligations.

Technological and Cybersecurity Risk

The Fund relies on information technology systems and the electronic processing of significant volumes of borrower, investor, and financial data. The frequency, scale and sophistication of cybersecurity threats—including unauthorized access, data breaches, ransomware attacks and other disruptions—continue to increase across the financial services industry. A material failure, interruption or security breach affecting the Fund or any third-party service provider on whom the Fund depends could result in operational delays, compromised data, reduced loan origination activity, financial losses, increased regulatory scrutiny or reputational harm. The potential impact of such events cannot be predicted with certainty, and the Fund may not be able to fully mitigate these risks despite the implementation of security measures.

NOTE 10 - RECLASSIFICATION

Reclassifications have been made to the audited financial statements as of December 31, 2025 in order to conform to the classifications used in the current year financial statements. These reclassifications have no effect on prior year net income.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 21, 2026 this report, and there were no additional subsequent events to report.

    Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PFG Fund V, LLC,
a Colorado limited liability company

Date:	September 28, 2026

By:	Pine Financial Group, Inc.
a Colorado corporation
Its:	Sole Member

By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2026
By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President of the Sole Member of the Manager

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